UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Advanced Neuromodulation Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.05 Per Share

(Title of Class of Securities)

00757T101

(CUSIP Number)

KEVIN T. O’MALLEY

ST. JUDE MEDICAL, INC.

GENERAL COUNSEL

ONE LILLEHEI PLAZA

ST. PAUL, MINNESOTA 55117

(651) 483-2000

with copies to:

JOSEPH BARBEAU

GIBSON, DUNN & CRUTCHER LLP

1881 PAGE MILL ROAD

PALO ALTO, CALIFORNIA 94304-1125

(213) 229-7000

and

JAMES J. MOLONEY

GIBSON, DUNN & CRUTCHER LLP

4 PARK PLAZA

IRVINE, CALIFORNIA 92614-8557

(949) 451-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00757T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Jude Medical, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,286,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,286,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,286,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Merger Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,286,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,286,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,286,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.05 per share (including the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Issuer and Computershare Investor Services LLC and the Second Amendment to Rights Agreement dated October 14, 2005 between the Issuer and Computershare Investor Services LLC) (the “Common Stock”) of Advanced Neuromodulation Systems, Inc., a Texas corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 6901 Preston Road, Plano, Texas 75024.

Item 2.	Identity and Background

This Statement is filed on behalf of St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”) and Apollo Merger Corp., a Texas corporation and wholly-owned subsidiary of St. Jude Medical (“Apollo”).  St. Jude Medical and Apollo are referred to collectively as the “Reporting Persons.”

St. Jude Medical, together with its subsidiaries, develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiac surgery and cardiology and vascular access therapy areas.  Its products are sold in more than 130 countries throughout the world.  Apollo was formed solely for the purpose of effecting the transactions described in Item 4 of this Statement.

The address of the principal business and principal office of each of the Reporting Persons is St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, Minnesota 55117.

Information with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I of the Offer to Purchase, which is incorporated herein by reference.  Each person listed on Schedule I of the Offer to Purchase is a citizen of the United States.

During the last five years, neither of the Reporting Persons, and to the best knowledge of the Reporting Persons, nor any of their executive officers and directors listed on Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons have acquired 18,286,870 shares of the Common Stock (the “Shares”) in a tender offer to purchase all of the outstanding shares of Common Stock at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offer”).  The aggregate amount of funds required by the Reporting Persons to purchase the Shares was approximately $1.1 billion.

All information contained in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 4.	Purpose of Transaction

Pursuant to an Agreement and Plan of Merger dated as of October 15, 2005, among the Issuer and the Reporting Persons (the “Merger Agreement”), the Reporting Persons commenced the Offer on October 18, 2005.  The purpose of the Offer was to acquire control of, and the entire equity interest in, the Issuer.  The Offer expired at 12:00 midnight, New York City time, on November 15, 2005 (the “Original Tender Period”), at which time the Reporting Persons accepted the approximately 15,769,679 shares of Common Stock that had been tendered in connection with the Offer.  The Reporting Persons commenced a subsequent offering period at 9:00 a.m., New York City time, on November 16, 2005, which expired at 5:00 p.m. on November 28, 2005 (the “Subsequent Tender Period”), at which time the Reporting Persons accepted the approximately 2,517,191 additional shares of Common Stock tendered in the Offer.

The Merger Agreement also provides that, after completion of the Offer and the satisfaction or waiver of certain conditions, Apollo will be merged with and into the Issuer and the Issuer will be the surviving corporation (the “Merger”).  At the time the Merger becomes effective, each outstanding share of Common Stock (other than shares of Common Stock owned by the Reporting Persons or the Issuer or held in the treasury of the Issuer) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $61.25 per Share in cash, without interest thereon.

Upon consummation of the transactions contemplated by the Merger Agreement, the shares of Common Stock will cease to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Merger Agreement provides that concurrently with the purchase of and payment for any shares of Common Stock pursuant to the Offer as a result of which the Reporting Persons beneficially own at least a majority of the outstanding shares of Common Stock, and from time to time thereafter as shares of Common Stock are acquired by Apollo, Apollo shall be entitled to designate upon written notice to the Issuer for election that number of directors on the Board of Directors of the Issuer (the “Issuer Board”) (rounded up to the next whole number) as will give the Reporting Persons representation on the Issuer Board equal to that number of directors which equals the product of (i) the total number of directors on the Issuer Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by St. Jude Medical bears to the total number of shares of Common Stock issued and outstanding. The Issuer agreed to, upon request by the Reporting Persons after they become the beneficial owner of a majority of the shares of Common Stock, promptly increase the size of the Issuer Board from seven to nine members and exercise its best efforts to secure the resignations of incumbent directors as is necessary to enable the Reporting Person’s designees to be elected to the Issuer Board. The Merger Agreement provides that at such time, to the extent requested by Apollo, the Issuer agreed to use its best efforts to cause the Apollo designees to constitute at least a majority on each committee of the Issuer Board, other than any committee of the Issuer Board established to take action under the Merger Agreement.

Notwithstanding the foregoing, the Issuer agreed to use all reasonable efforts to ensure that, prior to the effective time of the Merger, the Issuer will retain at least four directors who were directors of the Issuer on the date of the Merger Agreement, three of whom are neither officers of the Issuer nor designees, affiliates or associates of the Reporting Persons (the “Independent Directors”); provided, however, that if there are fewer than three Independent Directors for any reason, the remaining Independent Directors or, if no Independent Directors remain, the other directors of the Issuer, as the case may be, shall be entitled to designate a person or persons to fill such vacancy or vacancies who shall be neither officers of the Issuer nor designees, shareholders, affiliates or associates of the Issuer; provided, further, so long as the Reporting Persons collectively own a majority of shares of Common Stock, in no event shall St. Jude Medical’s designees be less than a majority of the Issuer Board, and the Issuer shall take such action as St. Jude Medical shall request in order to give effect to the foregoing.

Pursuant to the provisions of the Merger Agreement, on November 18, 2005:

•     Messrs. Robert C. Eberhart, Ph.D., Michael J. Torma, M.D. and J. Philip McCormick resigned as members of the Issuer Board;

•      the remaining four members of the Issuer Board increased the size of the Issuer Board from seven to nine members, resulting in a total of five vacancies; and

•      the remaining four members of the Issuer Board appointed John C. Heinmiller, Kevin T. O’Malley, Donald J. Zurbay, Stephen K. Kozachok and Robert G. Frenz, designees of Apollo (the “Apollo Designees”), as members of the Issuer Board to fill the five vacancies described above.

As of the date hereof, the Issuer has not identified any committees to which the Apollo Designees are expected to be named.  It is anticipated that Messrs. Hugh M. Morrison, Richard D. Nikolaev, Christopher G. Chavez and Joseph E. Laptewicz, the four members of the Issuer Board who served on the Issuer Board as of October 15, 2005, will resign their positions upon or immediately following the effective time of the Merger.

Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, neither Reporting Person has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the Merger Agreement, filed as Exhibit 2.1 to Form 8-K filed with the Securities and Exchange Commission on October 17, 2005 and incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer
The information contained in Item 3 and Item 4 is incorporated herein by this reference. (a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

St. Jude Medical, Inc.	0	18,286,870	18,286,870	90.2%

Apollo Merger Corp.	0	18,286,870	18,286,870	90.2%

(c)           Pursuant to the Offer, on November 18, 2005, the Reporting Persons acquired 15,769,679 shares of Common Stock, on November 21, 2005, the Reporting Persons acquired an additional 2,207,848 shares of Common Stock in the Offer, on November 23, 2005, the Reporting Persons acquired an additional 69,604 shares of Common Stock and on November 28, 2005, the Reporting Persons acquired an additional 239,739 shares of Common Stock in the Offer.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 18,286,870 shares of Common Stock, representing approximately 90.2% of the outstanding shares of Common Stock.  Except as set forth in this Statement, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I has effected any transactions in the Shares during the past 60 days.

(d)           Except as set forth in this Statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Statement.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3, Item 4 and Item 5 is incorporated herein by this reference.

All information contained in Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”) of the Offer to Purchase is incorporated herein by reference.

Except as disclosed in this Statement or as set forth in or contemplated by the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION
1	Offer to Purchase attached as Exhibit (a)(1)(a) to the Schedule TO filed with the Securities and Exchange Commission on October 18, 2005

2

Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2005

3	Joint Filing Agreement, dated November 28, 2005 by and between St. Jude Medical, Inc. and Apollo Merger Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 28, 2005.	ST. JUDE MEDICAL, INC.

	By:	/s/ Kevin T. O’Malley
Kevin T. O’Malley
Vice President and General Counsel

Dated as of November 28, 2005.	APOLLO MERGER CORP.

	By:	/s/ Kevin T. O’Malley
Kevin T. O’Malley
Vice President and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Offer to Purchase attached as Exhibit (a)(1)(a) to the Schedule TO filed with the Securities and Exchange Commission on October 18, 2005

2

Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2005

3	Joint Filing Agreement, dated November 28, 2005 by and between St. Jude Medical, Inc. and Apollo Merger Corp.